EXHIBIT 99.1

Standard Lithium Enhances Leadership with Appointment of David Park as Senior Strategic Advisor

Provides Feasibility Study Updates on Flagship Arkansas Projects

VANCOUVER, British Columbia, July 05, 2023 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium company, is pleased to announce the appointment of David Park as Senior Strategic Advisor. Mr. Park, a highly experienced executive with a strong energy and industrial sector background, joins Standard Lithium following his retirement from Koch Industries after 28 years.

“We are pleased to welcome David to Standard Lithium,” said Robert Mintak, CEO and Director of Standard Lithium. “Mr. Park brings extensive knowledge, experience, and valuable industry relationships in the energy, industrial and financial sectors. He will play a pivotal role in refining and accelerating our commercial strategies moving forward and contribute meaningfully on our journey to become the next producer of lithium in the United States.”

Most recently, Mr. Park served as President of Koch Strategic Platforms (“KSP”), the division of Koch Industries which invested in SLI in 2021.

Mr. Park said: “I’m excited to join the SLI team as an adviser and work alongside their outstanding team to help drive the next phase of the Company’s growth. I am impressed by Robert and Andy’s efforts to advance and de-risk their projects over the last two years. Given their efforts, the value proposition of SLI becoming the next, low cost, environmentally friendly domestic source of lithium for electric vehicles is stronger than ever.”

Prior to his role as President at KSP, Mr. Park served as Senior Vice President, Strategy and Business Development of Georgia-Pacific, LLC, a subsidiary of Koch Industries, after being responsible for new platform acquisitions at Koch. Prior to that David served as President of TrueNorth Energy and Koch Exploration, after serving as CFO of Koch’s Canadian exploration and production, pipeline, and energy trading business.

Mr. Park began his career at Koch in its business development group, after serving as an International Business Development Specialist at Atomic Energy of Canada Ltd. Throughout his career, he consistently delivered outstanding results, underscoring his ability to drive success and generate significant value for Standard Lithium.

Mr. Park holds a Bachelor of Science in Economics from Texas A&M University and a Master of Arts in Economics from George Mason University.

Feasibility Study Updates on Flagship Arkansas Projects

The Company also announces progress updates on the feasibility studies related to the LANXESS Project (“LANXESS”) and South West Arkansas Project (“SWA”).

“We expect to file the feasibility studies for our flagship Arkansas projects early in the third quarter,” said Dr. Andy Robinson, COO and Director of Standard Lithium. “Our project teams and partners are working diligently to complete the studies, which we are eager to finalize and share with key stakeholders. We look forward to showcasing the hard work our teams have put in over the last 12 months.”

In September 2022, the Company commenced a Definitive Feasibility Study (“DFS”) and Front-End Engineering Study for Phase 1A of the LANXESS Project (see news release dated 7 September 2022). The South West Arkansas Preliminary Feasibility Study (“PFS”) began in May 2022 (see news release dated 2 May 2022); both the DFS and PFS are expected to be complete in early third quarter 2023.

Dr. Robinson shared: “We await final vendor pricing for our LANXESS Project DFS and for critical, third-party analytical data from the SWA drilling work for the PFS. We have analysed all of the brine samples from SWA at our own analytical facility and anticipate sharing the data once we receive verification from the external laboratory. We continue to expect our flagship Arkansas projects to be meaningful contributors to U.S. lithium production in the coming decades.”

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company with a portfolio of projects in process. The Company’s flagship projects, the Lanxess Project and the South West Arkansas Project, are located in Southern Arkansas near the Louisiana state line. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of unitized leases across these two projects. The Company operates a first-of-a-kind industrial-scale Direct Lithium Extraction (DLE) Demonstration Plant at the Lanxess Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the Lanxess Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of other projects in the Smackover Formation in East Texas, as well as approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to development of a commercial lithium plant, completion of definitive feasibility study, future prices of commodities, accuracy of mineral or resource exploration and drilling activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/